SECU  ISSION

12062148

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-11 (MM/DD/YY) AND ENDING 09-30-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 05 2012
REGISTRATIONS BRANCH
19

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton Franklin Investment Services, Inc., as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this 14th day of November
by Elaine Jennings Sabatino
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.


LINDA LE
COMM. # 1907622
NOTARY PUBLIC - CALIFORNIA
CITY AND COUNTY OF SAN FRANCISCO
MY COMM. EXP. NOV. 6, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **[None-Not Applicable]**
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition

September 30, 2012


pwc

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition

September 30, 2012



Report of Independent Auditors

Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Templeton/Franklin Investment Services, Inc. (the "Company", an indirect wholly-owned subsidiary of Franklin Resources, Inc.) as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 14, 2012

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Templeton/Franklin Investment Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2012

Assets	
Cash and cash equivalents	$ 1,748,558
Sales and distribution fees receivable	269,944
Investment securities, trading	174,713
Prepaid expenses and other	17,303
Total assets	$ 2,210,518
Liabilities and Stockholder's Equity	
Liabilities	
Sales and distribution fees payable	$ 789,716
Accounts payable and accrued expenses	174,419
Due to affiliates	130,612
Deferred taxes	14,950
Total liabilities	1,109,697
Commitments and contingencies (Note 7)	
Stockholder's equity	
Common stock, $10 par value, 10,000 shares authorized; 100 shares issued and outstanding	1,000
Capital in excess of par value	34,572,784
Accumulated deficit	(33,472,963)
Total stockholder's equity	1,100,821
Total liabilities and stockholder's equity	$ 2,210,518

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations

Templeton/Franklin Investment Services, Inc. ("TFIS" and collectively with its subsidiary, the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "Parent"), which in turn is a wholly- owned subsidiary of Franklin Resources, Inc. ("Franklin"). TFIS is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

TFIS' subsidiary, Templeton Franklin Global Distributors Ltd. ("TFGD"), is a corporation organized under the laws of the commonwealth of Bermuda. TFGD provides distribution, investment management and fund administration (collectively, the "investment management and related services") to various funds (the "sponsored investment products"). Services to the sponsored investment products are provided under contracts that set forth the level and nature of the fees to be charged for these services. Substantially all of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Risks and Uncertainties

Although the performance of the financial markets showed improvement during the fiscal year ended September 30, 2012 ("fiscal year 2012"), the business environment in which the Company operates remains uncertain and subject to change. There is also uncertainty associated with the regulatory environment in which the Company operates. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act") imposes additional restrictions and limitations on the Company and will likely result in increased scrutiny and oversight of its financial services and products as the various rules and regulations required for implementation continue to be adopted. Due to the complexity and broad scope of the Reform Act and the time required for regulatory implementation, the Company is not able to predict at this time all of the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Reform Act, or the impact of all of the changes in regulation. The Company will continue to review and evaluate the Reform Act and the extent of its impact on the business as the various rules and regulations required for implementation are adopted.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 14, 2012, which is the date that the financial statement was issued.

Consolidation

The consolidated financial statement includes the accounts of TFIS and its subsidiary in which it has a controlling financial interest. An entity generally is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. All material intercompany accounts and transactions have been eliminated.

Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each quarter.

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are generally obtained from two independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. Quoted prices are validated through price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of third-party vendors.

Level 3 — Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The Company records all of its investments at fair value.

Cash and Cash Equivalents

Cash and cash equivalents include non-interest-bearing deposits with financial institutions and other highly liquid investments, including money market funds that Franklin or its affiliates sponsor, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying amounts of these assets approximate fair value.

Sales and Distribution Fees Receivable

Sales and distribution fees receivable are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, the carrying values of these assets approximate fair value.

Investment Securities, Trading
Investment securities, trading consist of an investment in common stock that is carried at fair value. Changes in the fair value of the security are recognized as gains and losses in earnings. The fair value of the security is determined using quoted market prices and it is classified as Level 1.

Deferred Sales Commissions
Sales commissions paid to investment advisors in connection with the sale of Franklin Floating Rate Fund Plc Class A shares sold without a front-end sales charge are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution plan fees and contingent deferred sales charges, generally over an 18 month period. The balance of deferred sales commissions is presented in prepaid expenses and other in the consolidated statement of financial condition.

Income Taxes
The Company is included in the consolidated federal and combined California state income tax returns for Franklin. The Company also files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, the Company does not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the consolidated statement of operations of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2012:

	Amount
Non-interest-bearing deposits with financial institutions	$ 1,514,455
Sponsored money market funds	234,103
	$ 1,748,558

Included in non-interest-bearing deposits with financial institutions are deposits with two financial institutions totaling $535,025 of which $131,258 represents an exposure to concentration of credit risk as these amounts are in excess of Federal Deposit Insurance Corporation insured limits. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Money market funds are sponsored by wholly owned subsidiaries of Franklin or its affiliates.

4. Investment Securities, Trading

Investment securities, trading at September 30, 2012 consisted of an investment in NASDAQ common stock. The gross unrealized gains relating to the investment as of September 30, 2012 were as follows:

	Cost Basis	Gross Unrealized Gains	Fair Value
Investment securities, trading	$ 132,000	$ 42,713	$ 174,713

5. Fair Value Measurements

The Company records its investment at fair value on a recurring basis. As of September 30, 2012, the Company's investment is classified as Level 1. There were no Level 2 or Level 3 transfers during the year.

6. Taxes on Income

The Company's income tax provision is determined on a separate company basis as if the Company were the corporate taxpayer without consideration of the tax sharing agreement with Franklin. The Company then applies the tax sharing policy and any adjustments to deferred tax assets and liabilities are reflected in stockholder's equity.

During fiscal year 2012, the Company recognized a deferred tax liability, primarily related to investment securities, trading of $407, which was reflected in stockholder's equity, resulting in no income tax expense for the period.

The components of the net deferred tax liability as of September 30, 2012 were as follows:

Deferred taxes	
Separate filing state tax net operating loss carry-forwards	$ 348,445
Total deferred tax assets	348,445
Valuation allowance for tax carry-forwards	(346,918)
Deferred tax assets, net of valuation allowance	1,527
Unrealized gain on investment securities, trading	16,477
Total deferred tax liabilities	16,477
Net deferred tax liability	$ 14,950

The Company maintains memorandum accounting for its federal and California net operating loss carry-forwards for which Franklin has received an income tax benefit on its tax return.

At September 30, 2012, there were approximately $16.2 million in federal net operating loss carry-forwards expiring between 2013 and 2032. The tax impact of those loss carry-forward amounts is approximately $5.7 million.

At September 30, 2012, there were approximately $7.1 million in California state net operating loss carry-forwards expiring between 2013 and 2015. The tax impact of those loss carry-forward amounts is approximately $0.4 million and is fully offset by a valuation allowance.

At September 30, 2012, there were approximately $9.7 million in Florida state net operating loss carry-forwards expiring between 2020 and 2032. The tax impact of those loss carry-forward amounts is approximately $0.3 million and is offset by a valuation allowance due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2012, the Company had no gross unrecognized tax benefits.

The Company is included in the consolidated U.S. federal and combined California state tax returns for Franklin. The Company also files a separate Florida state income tax return. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: U.S. federal 2006 to 2012 and state of Florida 2008 to 2012.

7. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

8. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates relate to these transactions.

The Parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

9. Net Capital Requirement

TFIS is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, TFIS is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, TFIS is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2012, TFIS had net capital of $436,639 which was $431,299 in excess of its required net capital of $5,340. The ratio of aggregate indebtedness to net capital was 0.2 to 1.



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1) – Broker/Dealer

Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Templeton/Franklin Investment Services, Inc. (the "Company") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 14, 2012



Report of Independent Auditors

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Templeton/Franklin Investment Services, Inc. for the year ended September 30, 2012, which were agreed to by Templeton/Franklin Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Templeton/Franklin Investment Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2012. Management is responsible for Templeton/Franklin Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. The were no listed assessment payments on page 1, item 2B and 2F of Form SIPC-7 due to the application of an overpayment credit during the year ended September 30, 2012.

2. Compared the sum of the Total Revenue amounts reported on page 5, line 9, of Form X-17A-5 for the quarter ended December 31, 2011, Form X-17A-5 for the quarter ended March 31, 2012, Form X-17A-5 for the quarter ended June 30, 2012 and Form X-17A-5 for the quarter ended September 30, 2012 to the Total revenue amount of $1,358 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2012, noting no exceptions.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 5, net gain from securities in investment accounts, of $1,358 to the supporting schedule provided by Management, noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively, of the Form SIPC-7, noting no exceptions.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us


pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Templeton/Franklin Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 14, 2012


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